Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 9, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Form S-1 for Heyu Leisure Holidays Corporation

Please find attached herewith for filing the instant Registration Statement on Form S-1 for Heyu Leisure Holidays Corporation (the “Company”).

We look forward to receiving any comments from the Commission following its review and evaluation of the Registration Statement. For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (949) 673-4510 or me at (310) 709-4338. In addition, we request that all electronic copies of any comment letters or other correspondence from the Commission to the Company also be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates